UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2016
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 11, 2016, entitled "Annual general meeting approves dividend of USD 0.2201 per share for fourth quarter 2015 and two-year scrip programme".

Annual general meeting approves dividend of USD 0.2201 per share for fourth quarter 2015 and two-year scrip programme

On 11 May 2016 the annual general meeting of shareholders in Statoil ASA (OSE: STL, NYSE: STO) approved the annual report and accounts for Statoil ASA for 2015, as proposed by the board of directors.

The annual accounts and the annual report for Statoil ASA and the Statoil group for 2015 were approved, and a dividend of USD 0.2201 per share will be distributed for the fourth quarter of 2015. The dividend accrues to the company's shareholders as of 11 May 2016. Both Statoil's shares listed on the Oslo Stock Exchange and American Depository Shares (ADS) listed on the New York Stock Exchange will be traded ex-dividend as of 12 May 2016. The expected dividend payment date for Statoil's shares on Oslo Stock Exchange is 24 June 2016. The expected payment date for dividends in USD under the US American Depository Receipts (ADR) program is 29 June 2016.The general meeting authorised the board of directors to resolve quarterly dividend payments until the next ordinary annual general meeting.

The general meeting approved to introduce a two-year scrip dividend programme commencing from the fourth quarter 2015. The programme offers shareholders the option to receive all or part of the quarterly dividend in cash or in newly issued shares in Statoil. Under the programme, the general meeting resolved a share capital increase for dividend related to fourth quarter 2015, and gave authorisation to the board of directors to increase the share capital in connection with payment of dividend for first quarter to third quarter 2016.

In the dividend issue relating to the dividend for the fourth quarter of 2015, up to 160,000,000 new shares will be issued. The shares in Statoil will be traded ex. right to participate in the dividend issue from and including 12 May 2016. There will be a subscription period of at least ten days for the dividend issue, expected to commence in the end of May. The subscription price shall be set to the volume-weighted average share price on Oslo Stock Exchange of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%. Further information will be provided prior to the commencement of the subscription period.

The following persons were elected as members of the corporate assembly in Statoil ASA effective as from 12 May 2016 and until the annual general meeting in 2018:

Tone Lunde Bakker (nominated as chair for the corporate assembly’s election) (new nomination as chair, existing member), Nils Bastiansen (nominated as deputy chair for the corporate assembly’s election) (new member), Greger Mannsverk (existing member), Steinar Olsen (existing member), Ingvald Strømmen (existing member), Rune Bjerke (existing member), Siri Kalvig (existing member), Terje Venold (existing member), Kjersti Kleven (existing member), Birgitte Ringstad Vartdal (new member, existing 4. deputy member), Jarle Roth (new member) and Kathrine Næss (new member).

The following persons were elected as deputy members for the shareholder-elected members of the corporate assembly in Statoil ASA effective as from 12 May 2016 and until the annual general meeting in 2018:

Kjerstin Fyllingen (new deputy member), Nina Kivijervi Jonassen (existing deputy member), Håkon Volldal (new deputy member), and Kari Skeidsvoll Moe (new deputy member).

The following persons were elected as members of Statoil ASA’s nomination committee effective as from 12 May 2016 and until the annual general meeting in 2018:

Tone Lunde Bakker, chair (existing member, new chair), Tom Rathke (existing member), Elisabeth Berge (existing member), Jarle Roth (new member), and Bjørn Ståle Haavik (personal deputy member for Elisabeth Berge) (existing deputy).

The general meeting endorsed the board’s report on Corporate Governance. Furthermore, the general meeting endorsed the board's declaration on stipulation of salary and other remuneration for executive management, and approved the parts of the proposal related to remuneration linked to the development of the company’s share price. Remuneration to the company's external auditor was also approved.

The general meeting authorised the board to acquire shares in Statoil ASA in the market in order to continue the share saving plan for employees. The general meeting also authorised the board to acquire shares in Statoil ASA in the market for subsequent annulment.

A proposal from a shareholder had been submitted in advance, suggesting that the board presents a revised strategy reflecting the company’s joint responsibility for helping meet the current energy demand within the framework of national and international climate targets. This proposal was not adopted.

Another proposal also submitted by a shareholder was that Statoil would establish a risk management investigation committee. This proposal was not adopted.

Please find enclosed the complete minutes of the annual general meeting.

MINUTES OF THE ANNUAL GENERAL MEETING OF STATOIL ASA 11 MAY 2016

The annual general meeting of Statoil ASA was held on 11 May 2016 at Statoil Business Center, Forusbeen 50, 4035 Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the president and CEO and the company’s auditor were in attendance. Company secretary Hilde Alexandra Grønland recorded the minutes of the meeting.

The agenda was as follows:

1.	Opening of the annual general meeting by the chair of the corporate assembly Olaug Svarva, chair of the corporate assembly, opened the meeting.
2.	Registration of attending shareholders and proxies
A list of shareholders represented at the annual general meeting, either by advance voting, in person or by proxy, is attached in Appendix 1 to these minutes.
3.	Election of the chair of the meeting The general meeting agreed on the following resolution: “Olaug Svarva, chair of the corporate assembly, is elected chair of the meeting.”
4.	Approval of the notice and the agenda The general meeting agreed on the following resolution: “The notice and proposed agenda are approved.”
5.

Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

“Johan A. Alstad and Tor Magnus Kvæstad are elected to co-sign the minutes together with the chair of the meeting.”

6.

Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2015, including the board of directors’ proposal for distribution of fourth quarter  2015 dividend
The chair of the meeting informed the general meeting that the annual report and accounts, the auditor’s report and the recommendation from the corporate assembly have been made available on the company’s webpage. Recitation was therefore not necessary.

In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The annual accounts and the annual report for 2015 for Statoil ASA and the Statoil group are approved, including group contributions from Statoil ASA to subsidiaries as described in the annual accounts. A fourth quarter 2015 dividend of USD 0.2201 per share is distributed.

As further set out in agenda item 8 below, shareholders may choose to receive their dividend wholly or partially in cash or in newly issued shares”

7.

Authorisation to distribute dividend based on approved annual accounts for 2015
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to resolve the payments of dividend based on the company’s approved annual accounts for 2015, cf. the Norwegian Public Limited Liability Companies Act section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decisions in accordance with the company’s approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

As further set out in agenda item 8 below, shareholders may choose to receive their dividend wholly or partially in cash or in newly issued shares.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2017.”

8.	Approval of a two-year scrip dividend programme
8.1

Share capital increase for issue of new shares in connection with payment of dividend for fourth quarter 2015
In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The general meeting of Statoil ASA hereby resolve to increase the share capital on the following terms and conditions:

	1.	The share capital is increased with an amount of minimum NOK 2.50 and maximum NOK 400,000,000. The new shares shall have a nominal value of NOK 2.50.
	2.	The board of directors shall set the subscription price as follows:
		a.	For shareholders on Oslo Stock Exchange (Oslo Børs) the subscription price shall be set to the volume-weighted average share price on Oslo Stock Exchange of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%. The subscription price may not be lower than NOK 50 or higher than NOK 500 per share.
		b.	For ADR-holders under the ADR program in the US, the subscription price shall be equal to the subscription price for the shareholders on Oslo Stock Exchange converted into USD based on an average of the Central Bank of Norway's USD exchange rate over the last two trading days of the subscription period. The subscription price may not be lower than USD 5 or higher than USD 50 per share.
	3.	Only shareholders of Statoil as of the expiry of 11 May 2016, as registered in Statoil's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 13 May 2016, are entitled to subscribe for shares.
	4.	The new shares may not be subscribed for by shareholders in jurisdictions in which an offer to subscribe would be unlawful for the relevant shareholder.
	5.	Subscription of the new shares shall be carried out in accordance with the following:
		a.	Each of these shareholders can choose to receive their dividend wholly or partially in cash or newly issued shares and therefore are entitled to use in whole or in part the net dividends that the relevant shareholder is entitled to for the fourth quarter of 2015, to subscribe for shares in the company. The contribution will be settled by way of set-off against the subscribers’ entitlement to net dividend from the company. Dividend in USD which shall be used as contribution shall be converted into NOK by using the same exchange rate between USD and NOK as set out under item 2 b) above. All subscriptions will be rounded down to the nearest whole number of shares. Any part of the net dividend not used to settle the subscribed shares, shall be paid in cash.
		b.	The Norwegian State has undertaken to participate in the dividend offer by using the part of its quarterly dividend to subscribe for the number of shares that is required to maintain its ownership interest of 67% in Statoil.
	6.	Each shareholder will be allocated the number of shares equal to the amount each shareholder has subscribed for during the subscription period, cf. item 5 above, divided by the subscription price, cf. item 2 above. No fractional shares will be allocated.
	7.	The subscription period shall commence at the latest on or about 30 May 2016. The subscription period shall be at least 10 business days. Subscription of shares shall take place electronically or on a designated subscription form within the expiry of the subscription period.
	8.	ADR-holders under the ADR program in the US may make their election through Deutsche Bank as the depositary and receiving agent for the ADR program.
	9.	The new shares give shareholders rights in the company, including the right to dividends, from the registration of the share capital increase in the Norwegian Register of Business Enterprises. At the same time, section 3 of the Articles of Association shall be amended to reflect the new share capital.
	10.	The estimated costs for the share capital increase are NOK 5 million.”
8.2

Authorisation to the board of directors to increase the share capital in connection with payment of dividend for first quarter to third quarter 2016
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to increase the share capital in the company in accordance with section 10-14 of the Norwegian Public Limited Companies Act, on the following conditions:

	1.	The share capital may, in one or more rounds, be increased by a total of up to NOK 1,200,000,000.
	2.	The authorisation may only be utilized to increase the share capital in connection with the implementation of Statoil ASA's scrip dividend programme for first quarter to third quarter 2016.
	3.	The authorisation encompasses increase of share capital by way of set-off in accordance with section 10-2 of the Norwegian Public Limited Companies Act. The subscription price may be in both NOK and USD.
	4.	The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2017.”
9.

Proposal from shareholder regarding Statoil’s strategy
A shareholder had proposed that the board presents a revised strategy reflecting the company’s joint responsibility for helping meet the current energy demand within the framework of national and international climate targets.

The shareholder’s proposal was not adopted.

10.

The board of directors’ report on Corporate Governance
The board’s report on Corporate Governance was presented. The report is included in the annual report.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ report on Corporate Governance.”

11.	The board of directors’ declaration on stipulation of salary and other remuneration for executive management
Øystein Løseth, chair of the board of directors, presented the board’s statement relating to executive management remuneration.
11.1

Advisory vote related to the board of directors’ declaration on stipulation of salary and other remuneration for executive management
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ declaration on stipulation of salary and other remuneration for executive management.”

11.2

Approval of the board of director’s proposal related to remuneration linked to the development of the company’s share price
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting approves the board of directors’ proposal related to remuneration linked to the development of the company’s share price as described in section 6 of the declaration.”

12.

Approval of remuneration for the company’s external auditor for 2015
The general meeting adopted the following resolution:

“Remuneration to the auditor for 2015 of NOK 6,839,366for Statoil ASA is approved.”

13.

Election of members to the corporate assembly
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The following persons are elected as members of Statoil ASA’s corporate assembly effective as from 12 May 2016 and until the annual general meeting in 2018:

  Tone Lunde Bakker (nominated as chair for the corporate assembly’s election) (new nomination as chair, existing member)
  Nils Bastiansen (nominated as deputy chair for the corporate assembly’s election) (new member)
  Greger Mannsverk (existing member)
  Steinar Olsen (existing member)
  Ingvald Strømmen (existing member)
  Rune Bjerke (existing member)
  Siri Kalvig (existing member)
  Terje Venold (existing member)
  Kjersti Kleven (existing member)
  Birgitte Ringstad Vartdal (new member, existing 4th deputy member)
  Jarle Roth (new member)
  Kathrine Næss (new member)

The nomination committee nominates the following persons as deputy members for the shareholder-elected members of the corporate assembly until the annual general meeting in 2018:

1st deputy member: Kjerstin Fyllingen (new deputy member)
2nd deputy member: Nina Kivijervi Jonassen (existing 3rd deputy member)
3rd deputy member: Håkon Volldal (new deputy member)
4th deputy member: Kari Skeidsvoll Moe (new deputy member).”

14.

Election of  members to the nomination committee
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The following persons are elected as members of Statoil ASA’s nomination committee effective as from 12 May 2016 and until the annual general meeting in 2018:

1.      Tone Lunde Bakker, chair (existing member, new nomination as chair)
2.      Tom Rathke (existing member)
3.      Elisabeth Berge (existing member)
4.      Jarle Roth (new member)

Bjørn Ståle Haavik, personal deputy member for Elisabeth Berge (re-election)”.

15.

Authorisation to acquire Statoil ASA shares in the market to continue operation of the share savings plan for employees
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to acquire Statoil shares in the market on behalf of the company. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 42,000,000. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan, as approved by the board of directors.

The authorisation shall be valid until the next general meeting, but not beyond 30 June 2017. This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 19 May 2015.”

16.

Authorisation to acquire Statoil ASA shares in the market for subsequent annulment
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to acquire in the market on behalf of the company, Statoil shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company’s share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2017.”

17.

Marketing instructions for Statoil ASA – adjustment

In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The annual general meeting approves that adjustments in the Marketing Instruction for Statoil ASA, adopted by the annual general meeting on 25 May 2001, be made to the provisions concerning applicable pricing- and allocation principles for NGL and potentially crude oil so that Statoil has the necessary incentives to maximize the total value of the State’s and Statoil’s petroleum and ensure fair distribution at any time. The adjustments are made by the Norwegian State represented by the Ministry of Petroleum and Energy.”

18.

Proposal submitted by a shareholder regarding the establishment of a risk management investigation committe

A shareholder had proposed to establish a risk management investigation committee to make recommendations to the Statoil Board of Directors on how best to rectify and update internal risk management practices.

The shareholder’s proposal was not adopted.

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 11 May 2016

_________[Signed]___________	_________[Signed]___________	_________[Signed]___________
Olaug Svarva	Johan A. Alstad	Tor Magnus Kvæstad

Appendix 1: Overview of shares represented at the ordinary general meeting, either by advance voting, in person or by proxy.

Number of persons with voting rights represented/attended: 119

	Number of shares	% sc
Total shares	3,188,647,103
- own shares of the company	8,855,095
Total shares with voting rights	3,179,792,008
Represented by own shares	2,255,402,631	70.93%
Represented by advance vote	188,195	0.01%
Sum own shares	2,255,590,826	70.94%
Represented by proxy	22,407,930	0.71%
Represented by voting instruction	163,686,562	5.15%
Sum proxy shares	186,094,492	5.85%
Total represented with voting rights	2,441,685,318	76.79%
Total represented by share capital	2,441,685,318	76.57%

Registrar for the company:
DNB Bank ASA

_______________________________
Signature company:
STATOIL ASA

_______________________________

Appendix 2: The voting results for the individual issues.

Protocol for general meeting STATOIL ASA

Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
Agenda item 3 Election of chair for the meeting
Number of shares	2,441,474,154	73,648	2,441,547,802	137,516	0	2,441,685,318
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	76.57%	0.00%	76.57%	0.00%	0.00%
Total	2,441,474,154	73,648	2,441,547,802	137,516	0	2,441,685,318
Agenda item 4 Approval of the notice and the agenda
Number of shares	2,441,475,639	69,677	2,441,545,316	140,002	0	2,441,685,318
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	76.57%	0.00%	76.57%	0.00%	0.00%
Total	2,441,475,639	69,677	2,441,545,316	140,002	0	2,441,685,318
Agenda item 5 Election of two persons to co-sign the minutes together with the chair of the meeting
Number of shares	2,441,481,053	67,159	2,441,548,212	137,106	0	2,441,685,318
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	76.57%	0.00%	76.57%	0.00%	0.00%
Total	2,441,481,053	67,159	2,441,548,212	137,106	0	2,441,685,318
Agenda item 6 Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2015, including the board of directors' proposal/divid
Number of shares	2,441,429,383	129,847	2,441,559,230	126,088	0	2,441,685,318
votes cast in %	100.00%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	100.00%	0.01%	0.00%
total sc in %	76.57%	0.00%	76.57%	0.00%	0.00%
Total	2,441,429,383	129,847	2,441,559,230	126,088	0	2,441,685,318
Agenda item 7 Authorisation to distribute dividend based on approved annual accounts for 2015
Number of shares	2,441,488,154	86,061	2,441,574,215	111,103	0	2,441,685,318
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	100.00%	0.01%	0.00%
total sc in %	76.57%	0.00%	76.57%	0.00%	0.00%
Total	2,441,488,154	86,061	2,441,574,215	111,103	0	2,441,685,318
Agenda item 8.1 Share capital increase for issue of new shares in connection with payment of dividend for 4Q 2015
Number of shares	2,441,208,472	329,180	2,441,537,652	147,666	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.98%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,208,472	329,180	2,441,537,652	147,666	0	2,441,685,318
Agenda item 8.2 Authorisation to the board of directors to increase the share capital in connection with payment of dividend for 1Q to 3Q 2016
Number of shares	2,441,198,750	330,588	2,441,529,338	155,980	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.98%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,198,750	330,588	2,441,529,338	155,980	0	2,441,685,318
Agenda item 9 Proposal from shareholder regarding Statoil's strategy
Number of shares	5,126,803	2,435,958,068	2,441,084,871	578,936	21,511	2,441,685,318
votes cast in %	0.21%	99.79%		0.00%
representation of sc in %	0.21%	99.77%	99.98%	0.02%	0.00%
total sc in %	0.16%	76.40%	76.56%	0.02%	0.00%
Total	5,126,803	2,435,958,068	2,441,084,871	578,936	21,511	2,441,685,318
Agenda item 10 The board of directors' report on Corporate Governance
Number of shares	2,441,311,410	202,407	2,441,513,817	171,501	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,311,410	202,407	2,441,513,817	171,501	0	2,441,685,318
Agenda item 11.1 The board of directors' declaration on stipulation of salary and other remuneration for executive management. Advisory vote .
Number of shares	2,421,994,247	16,430,082	2,438,424,329	3,260,989	0	2,441,685,318
votes cast in %	99.33%	0.67%		0.00%
representation of sc in %	99.19%	0.67%	99.87%	0.13%	0.00%
total sc in %	75.96%	0.52%	76.47%	0.10%	0.00%
Total	2,421,994,247	16,430,082	2,438,424,329	3,260,989	0	2,441,685,318
Agenda item 11.2 Approval of the board of directors' proposal related to remuneration linked to the development of the company´s share price
Number of shares	2,423,559,168	16,054,374	2,439,613,542	2,071,776	0	2,441,685,318
votes cast in %	99.34%	0.66%		0.00%
representation of sc in %	99.26%	0.66%	99.92%	0.09%	0.00%
total sc in %	76.01%	0.50%	76.51%	0.07%	0.00%
Total	2,423,559,168	16,054,374	2,439,613,542	2,071,776	0	2,441,685,318
Agenda item 12 Approval of remuneration for the company's external auditor for 2015
Number of shares	2,440,897,132	628,713	2,441,525,845	159,473	0	2,441,685,318
votes cast in %	99.97%	0.03%		0.00%
representation of sc in %	99.97%	0.03%	99.99%	0.01%	0.00%
total sc in %	76.55%	0.02%	76.57%	0.01%	0.00%
Total	2,440,897,132	628,713	2,441,525,845	159,473	0	2,441,685,318
Agenda item 13 Approval of remuneration for the company's external auditor for 2015.The nomination committee´s joint proposal
Number of shares	2,441,186,887	342,089	2,441,528,976	156,342	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.98%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,186,887	342,089	2,441,528,976	156,342	0	2,441,685,318
Agenda item 13.1 Member Tone Lunde Bakker (re-election, nominated as chair)
Number of shares	2,441,328,368	159,633	2,441,488,001	197,317	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,328,368	159,633	2,441,488,001	197,317	0	2,441,685,318
Agenda item 13.2 Member Nils Bastiansen (new election, nominated as deputy chair)
Number of shares	2,441,351,709	146,913	2,441,498,622	186,696	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,351,709	146,913	2,441,498,622	186,696	0	2,441,685,318
Agenda item 13.3 Member Greger Mannsverk (re-election)
Number of shares	2,441,332,856	166,911	2,441,499,767	185,551	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,332,856	166,911	2,441,499,767	185,551	0	2,441,685,318
Agenda item 13.4 Member Steinar Olsen (re-election)
Number of shares	2,441,347,501	154,598	2,441,502,099	183,219	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,347,501	154,598	2,441,502,099	183,219	0	2,441,685,318
Agenda item 13.5 Member Ingvald Strømmen (re-election)
Number of shares	2,441,350,227	154,646	2,441,504,873	180,445	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,350,227	154,646	2,441,504,873	180,445	0	2,441,685,318
Agenda item 13.6 Member Rune Bjerke (re-election)
Number of shares	2,441,307,158	199,511	2,441,506,669	178,649	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,307,158	199,511	2,441,506,669	178,649	0	2,441,685,318
Agenda item 13.7 Member Siri Kalvig (re-election)
Number of shares	2,441,340,377	166,750	2,441,507,127	178,191	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,340,377	166,750	2,441,507,127	178,191	0	2,441,685,318
Agenda item 13.8 Member Terje Venold (re-election)
Number of shares	2,441,340,745	163,665	2,441,504,410	180,908	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,340,745	163,665	2,441,504,410	180,908	0	2,441,685,318
Agenda item 13,9 Member Kjersti Kleven (re-election)
Number of shares	2,441,340,099	167,260	2,441,507,359	177,959	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,340,099	167,260	2,441,507,359	177,959	0	2,441,685,318
Agenda item 13.10 Member Birgitte Ringstad Vartdal (new member, existing 4. deputy member)
Number of shares	2,441,328,407	177,495	2,441,505,902	179,416	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,328,407	177,495	2,441,505,902	179,416	0	2,441,685,318
Agenda item 13.11 Member Jarle Roth (new election)
Number of shares	2,441,308,988	183,089	2,441,492,077	193,241	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,308,988	183,089	2,441,492,077	193,241	0	2,441,685,318
Agenda item 13.12 Member Kathrine Næss (new election)
Number of shares	2,441,343,479	159,419	2,441,502,898	182,420	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,343,479	159,419	2,441,502,898	182,420	0	2,441,685,318
Agenda item 13.13 1. deputy member: Kjerstin Fyllingen (new election)
Number of shares	2,441,352,895	147,468	2,441,500,363	184,955	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,352,895	147,468	2,441,500,363	184,955	0	2,441,685,318
Agenda item 13.14 2. deputy member: Nina Kivijervi Jonassen (existing 3. deputy member)
Number of shares	2,441,338,561	165,870	2,441,504,431	180,887	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,338,561	165,870	2,441,504,431	180,887	0	2,441,685,318
Agenda item 13.15 3. deputy member: Håkon Volldal (new election)
Number of shares	2,441,328,376	174,640	2,441,503,016	182,302	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,328,376	174,640	2,441,503,016	182,302	0	2,441,685,318
Agenda item 13.16 4. deputy member: Kari Skeidsvoll Moe (new election)
Number of shares	2,441,334,735	151,197	2,441,485,932	199,386	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,334,735	151,197	2,441,485,932	199,386	0	2,441,685,318
Agenda item 14 Election of members to the nomination committee. The nomination committee's joint proposal
Number of shares	2,441,146,829	347,003	2,441,493,832	191,486	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.98%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,146,829	347,003	2,441,493,832	191,486	0	2,441,685,318
Agenda item 14.1 Chair Tone Lunde Bakker (new election as chair, existing member)
Number of shares	2,441,184,741	293,674	2,441,478,415	206,903	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.98%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,184,741	293,674	2,441,478,415	206,903	0	2,441,685,318
Agenda item 14.2 Member Tom Rathke (re-election)
Number of shares	2,441,318,624	154,923	2,441,473,547	211,771	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,318,624	154,923	2,441,473,547	211,771	0	2,441,685,318
Agenda item 14.3 Member Elisabeth Berge with personal deputy member Bjørn Ståle Haavik (re-election)
Number of shares	2,441,323,932	162,203	2,441,486,135	199,183	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,323,932	162,203	2,441,486,135	199,183	0	2,441,685,318
Agenda item 14.4 Member Jarle Roth (new election)
Number of shares	2,441,324,658	160,304	2,441,484,962	200,356	0	2,441,685,318
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.56%	0.01%	76.57%	0.01%	0.00%
Total	2,441,324,658	160,304	2,441,484,962	200,356	0	2,441,685,318
Agenda item 15 Authorisation to acquire Statoil ASA shares in the market to continue operation of the share savings plan for employees.
Number of shares	2,361,758,217	76,488,710	2,438,246,927	3,438,391	0	2,441,685,318
votes cast in %	96.86%	3.14%		0.00%
representation of sc in %	96.73%	3.13%	99.86%	0.14%	0.00%
total sc in %	74.07%	2.40%	76.47%	0.11%	0.00%
Total	2,361,758,217	76,488,710	2,438,246,927	3,438,391	0	2,441,685,318
Agenda item 16 Authorisation to acquire Statoil ASA shares in the market for subsequent annulment
Number of shares	2,440,792,930	733,036	2,441,525,966	159,352	0	2,441,685,318
votes cast in %	99.97%	0.03%		0.00%
representation of sc in %	99.96%	0.03%	99.99%	0.01%	0.00%
total sc in %	76.55%	0.02%	76.57%	0.01%	0.00%
Total	2,440,792,930	733,036	2,441,525,966	159,352	0	2,441,685,318
Agenda item 17 Marketing Instructions for Statoil ASA - adjustments
Number of shares	2,429,534,287	11,930,893	2,441,465,180	220,138	0	2,441,685,318
votes cast in %	99.51%	0.49%		0.00%
representation of sc in %	99.50%	0.49%	99.99%	0.01%	0.00%
total sc in %	76.19%	0.37%	76.57%	0.01%	0.00%
Total	2,429,534,287	11,930,893	2,441,465,180	220,138	0	2,441,685,318
Agenda item 18 Proposal submitted by a shareholder regarding the establishment of a risk management investigation committee
Number of shares	18,890,208	2,421,846,803	2,440,737,011	905,042	43,265	2,441,685,318
votes cast in %	0.77%	99.23%		0.00%
representation of sc in %	0.77%	99.19%	99.96%	0.04%	0.00%
total sc in %	0.59%	75.95%	76.55%	0.03%	0.00%
Total	18,890,208	2,421,846,803	2,440,737,011	905,042	43,265	2,441,685,318

Registrar for the company:
DNB Bank ASA

_______________________________
Signature company:
STATOIL ASA

_______________________________

Share information

Name	Total number of shares	Nominal value	Share capital	Voting rights
Sum:
Number of shares	3,188,647,103	2.50	7,971,617,757.50	Yes
§ 5-17 Generally majority requirement requires majority of the given votes
§ 5-18 Amendment to resolution Requires two-thirds majority of the given votes

Contact persons:

Investor relations
Peter Hutton, senior vice president for investor relations,
Tel: +44 7881 918 792

Morten Sven Johannessen, vice president for investor relations USA,
Tel: + 1 203 570 2524

Press
Bård Glad Pedersen, vice president for media relations,
Tel: +47 91 80 17 91

This information is subject of the disclosure requirements acc. to §5-12 vphl
(Norwegian Securities Trading Act).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 11, 2016	By:	___/s/ Hans Jakob Hegge Name: Hans Jakob Hegge Title: Chief Financial Officer